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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Nathanson,                       Marc                       B.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

c/o Mapleton Investments, LLC    10900 Wilshire Boulvard
--------------------------------------------------------------------------------
                                    (Street)

Los Angeles                          California             90024
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Charter Communications, Inc./CHTR
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

11/25/02
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock       11/25/02                   X             400,445       D    $29.6065(7)      0        I        Footnote 1
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock       11/25/02                   X             266,387       D    $29.6065(7)      0        I        Footnote 2
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock       11/25/02                   X             179,108       D    $29.6065(7)  1,909,531    I        Footnote 3
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                                4,393,336    I        Footnote 4
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                                2,259,628    I        Footnote 5
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                                   91,090    I        Footnote 6
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

                                  Page 1 of 4

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Put Option 29.6065(7) 11/25/02          X            400,445  FN 8     FN 8     Class A  400,445           0         I    Footnote 1
(Right to                                                                       Common
Sell)                                                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
Put Option 29.6065(7) 11/25/02          X            266,387  FN 8     FN 8     Class A  266,387           0         I    Footnote 2
(Right to                                                                       Common
Sell)                                                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
Put Option 29.6065(7) 11/25/02          X            179,108  FN 8     FN 8     Class A  179,108       1,909,531     I    Footnote 3
(Right to                                                                       Common
Sell)                                                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
Put Option                                                                                             4,023,336     I    Footnote 4
(Right to
Sell)
------------------------------------------------------------------------------------------------------------------------------------
Put Option                                                                                             2,259,628     I    Footnote 5
(Right to
Sell)
------------------------------------------------------------------------------------------------------------------------------------
Put Option                                                                                                91,090     I    Footnote 6
(Right to
Sell)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================


Explanation of Responses:
1.By Advance Company, Ltd. The reporting person disclaims beneficial ownership, except to the extent of his pecuniary interest therein.
2.By Advance TV of California. The reporting person disclaims beneficial ownership, except to the extent of his pecuniary interest therein.
3.By Blackhawk Holding Company, Inc. The reporting person disclaims beneficial ownership, except to the extent of his pecuniary interest therein.
4.By the Falcon Cable Trust. The reporting person disclaims beneficial ownership, except to the extent of his pecuniary interest therein.
5.By Falcon Holding Group, Inc. The reporting person disclaims beneficial ownership, except to the extent of his pecuniary interest therein.
6.By the Nathanson Family Trust. The reporting person disclaims beneficial ownership, except to the extent of his pecuniary interest therein.
7.The exercise price includes interest thereon at a rate of 4.5% per year compounded annually.
8.The put options are exercisable from November 12, 2001 through the expiration date. Generally, the expiration date under the Put Agreement is the earlier of November 12, 2003 or the date of certain business combinations affecting the issuer's securities.

          /s/Michael K. Menerey                                 11/25/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Michael K. Menerey as Attorney In Fact for
Marc B. Nathanson pursuant to a Power of
Attorney filed with this Form 4 filing.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                   LIMITED POWER OF ATTORNEY FOR EXECUTION OF
                  SECURITIES AND EXCHANGE COMMISSION DOCUMENTS

MARC B. NATHANSON, Principal, to MICHAEL K. MENEREY, Agent:

TO PERSON EXECUTING THIS DOCUMENT:

THIS IS AN IMPORTANT LEGAL DOCUMENT. IT CREATES A LIMITED POWER OF ATTORNEY. BEFORE EXECUTING THIS DOCUMENT, YOU SHOULD KNOW THESE IMPORTANT FACTS.

1. THIS DOCUMENT MAY PROVIDE THE PERSON YOU DESIGNATE AS YOUR ATTORNEY-IN-FACT WITH BROAD POWERS TO EXECUTE ON YOUR BEHALF ANY AND ALL DOCUMENTS YOU ARE REQUIRED TO SIGN IN YOUR INDIVIDUAL CAPACITY AND DELIVER TO THE SECURITIES AND EXCHANGE COMMISSION ("SEC").

2. THESE POWERS WILL EXIST FOR AN INDEFINITE PERIOD OF TIME UNLESS YOU LIMIT THEIR DURATION IN THIS DOCUMENT.

3. THIS POWER OF ATTORNEY WILL CONTINUE TO BE EFFECTIVE EVEN THOUGH THE PRINCIPAL BECOMES INCAPACITATED.

4. YOU HAVE THE RIGHT TO REVOKE OR TERMINATE THIS LIMITED POWER OF ATTORNEY AT ANY TIME.

TO WHOM IT MAY CONCERN:

1. MARC B. NATHANSON (the "Principal"), presently a resident of Los Angeles County, California, appoints MICHAEL K. MENEREY (the "Agent"), presently a resident of Los Angeles County, California, as the true and lawful attorney-in-fact for the Principal and in the Principal's name, place, and stead, to take whatever actions the Agent considers proper in connection with the completion, execution, and delivery to the SEC of documents the Principal is required to sign in his individual capacity and file with or deliver to the SEC.

2. Without limiting the generality of the foregoing, generally to do, execute, and perform any other act, deed, matter, or thing, that in the Agent's opinion ought to be done, executed, or performed in conjunction with this power of attorney, of every kind and nature, including the power to bring suit against any person or entity that fails or refuses to honor this durable power of attorney, as fully and effectively as the Principal could do if personally present.

3. The Agent's signature under the authority granted in the power of attorney may be accepted by any third party or organization with the same force and effect as if the Principal were personally present and acting on the Principal's behalf. No person of organization that relies on the Agent's authority shall incur any liability to the Principal, the Principal's estate, heirs, successors, or assigns, because of reliance on this instrument. The Principal's estate, heirs, successors, and assigns shall be bound by the Agent's acts under this power of attorney.

4. This Power of Attorney shall not be affected by the subsequent incapacity of the Principal.

5. The Principal does hereby ratify and confirm that all that the Agent shall do, or cause to be done by virtue of this power of attorney.

6. The Agent is authorized to make photocopies of this power of attorney and any attached documents as frequently and in such quantity as the Agent deems appropriate. Each photocopy shall have the same force and effect as the original.

  IN WITNESS WHEREOF, the Principal has signed this Limited Power of Attorney for execution of Securities And Exchange Commission documents on September 6, 2002.

                                              /s/Marc B. Nathanson
                                           ----------------------------
                                           Marc B. Nathanson, Principal

State of California          )
                             ) SS.
County of Los Angeles        )

        On September 6, 2002, before me, Laura L. Dainko, a notary public, personally appeared MARC B. NATHANSON, personally known to me to be the person whose name is subscribed to the within instrument, and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument, the person or the entity upon behalf of which the person acted, executed the instrument.

        WITNESS my hand and official seal.

            /s/ Laura L. Dainko
Signature__________________________________